03011286

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3/6/03

RECD S.E.C.
FEB 2 8 2003
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51770 ~~47362~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Corpfin.com, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road NE, Suite 500
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. N. Carter 404 504 9129
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name — *if individual, state last, first, middle name*)

805 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, J. N. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corpfin.com, Inc., as of December 31, 2002, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Executive Vice President & Chief Financial Officer

Title

Notary Public

JANET L. MULLER
NOTARY PUBLIC, FULTON COUNTY, GEORGIA
MY COMMISSION EXPIRES JULY 09, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Corpfin.com, Inc.

Financial Statements

Year Ended December 31, 2002

TABLE OF CONTENTS

Facing Page and an Oath or Affirmation 1

Independent Auditor's Report 2

Financial Statements:

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Shareholders' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7-12

Supplementary Information:

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 14

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 15

Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3 16-17

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report of Independent Auditors

To the Board of Directors and Stockholders
Corpfin.com, Inc.

We have audited the accompanying statement of financial condition of Corpfin.com, Inc. as of December 31, 2002 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corpfin.com, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Corpfin.com, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and will have to obtain additional capital to sustain operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

New York, New York
February 19, 2003

Corpfin.com, Inc.
Statement of Financial Condition
December 31, 2002

Assets

Current assets:		
Cash	$	98,735
Restricted cash		35,000
Advances to employees		78,645
Accounts receivable		6,105
Total Current Assets		218,485
Furniture and equipment, net		6,951
Other assets		34,232
Total assets	$	259,668

Liabilities and shareholders' equity

Current liabilities:		
Accounts payable	$	11,011
Shareholders' equity:		
Convertible preferred stock, Series A, $.001 par value; 35 shares authorized, 20 shares issued and outstanding		-
Convertible preferred stock, Series B, $.001 par value; 2,500,000 shares authorized, 600,000 shares issued and outstanding		600
Convertible preferred stock, Series C, $.001 par value; 1,000 shares authorized, 100 shares issued and outstanding		-
Common stock, $.001 par value; 95,000,000 shares authorized, 21,064,294 shares issued and outstanding		21,064
Additional paid-in capital		5,031,185
Accumulated deficit		(4,804,192)
Total shareholders' equity		248,657
Total liabilities and shareholders' equity	$	259,668

See accompanying notes to financial statements

Corpfin.com, Inc.
Statement of Operations
Year Ended December 31, 2002

Revenues:		
Fee income and commissions		
(Related party transactions 2002 - $120,079)	$	121,852
Interest income		1,026
Total Revenues		122,878
Expenses:		
Compensation and benefits		260,848
Depreciation and amortization		23,769
Communications		27,398
Insurance expense		7,745
Other expenses		9,978
Rent expense		88,639
Professional service expense		371,538
Licenses and registrations		31,275
Travel and entertainment		5,305
Data processing expense		37,228
Total expenses		863,723
Net Loss	$	(740,845)
Net loss per share - basic and diluted	$	(0.04)
Weighted average number of common shares outstanding - basic and diluted		21,052,787

See accompanying notes to financial statements

Corpfin.com, Inc.
Statement of Changes in Shareholders' Equity

	Common Stock		Convertible Preferred Stock A		Convertible Preferred Stock B		Convertible Preferred Stock C		Additional Paid-In	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity
Balance, December 31, 2001	20,924,294	$ 20,924	20	$ -	600,000	$ 600	100	$ -	$ 4,282,025	$ (4,063,347)	$ 240,202
Common stock issued for services	140,000	140	-	-	-	-	-	-	174,860	-	175,000
Capital contributions	-	-	-	-	-	-	-	-	574,300	-	574,300
Net loss	-	-	-	-	-	-	-	-	-	(740,845)	(740,845)
Balance,December 31, 2002	21,064,294	$ 21,064	20	$ -	600,000	$ 600	100	$ -	$ 5,031,185	$ (4,804,192)	$ 248,657

See accompanying notes to financial statements

Corpfin.com, Inc.
Statement of Cash Flows
Year Ended December 31, 2002

Operating activities:		
Net Loss	$	(740,845)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		23,769
Stock issued for services		175,000
Net changes in operating assets and liabilities:		
Accounts receivable		(3,204)
Prepaid insurance		5,500
Accounts payable		2,932
Net cash used in operating activities		(536,848)
Investing activities:		
Advances to employees		(56,250)
Purchase of equipment		(64)
Reduction in rental deposit		12,915
Net cash used in investing activities		(43,399)
Financing activities:		
Contributions		574,300
Net cash provided by financing activities		574,300
Decrease in cash and cash equivalents		(5,947)
Cash and cash equivalents at beginning of year		104,682
Cash and cash equivalents at end of year	$	98,735

See accompanying notes to financial statements

1. Business and Basis of Presentation

Corpfin.com, Inc. (the "Company") is a registered broker/dealer providing public companies with an opportunity to raise capital through the sale of equity positions in the private market. The Company was organized to perform the transactions via the Internet, with the Company essentially introducing the buyer (investor) to the seller (client). The Company would earn a flat fee of 4% of the funds raised by the seller. The Company would not clear, transfer or hold any securities. The transfer of any securities sold would be arranged between the buyer and the seller. In February 2001 the Company shifted its strategy to more traditional methods of identifying potential sellers and buyers of securities, relying less on utilization of the Internet. This strategy involved more research, more personal contact with potential sellers and more referrals through other firms and individuals in the securities business. The Company is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company was formed on April 26, 1999.

Since its inception in 1999, the Company has incurred significant operating losses. The Company has limited assets on hand and will be unable to sustain operations for a prolonged period of time unless the Company obtains additional capital or generates additional revenue. The Company's management has indicated it will seek additional capital through the sale of securities. These conditions raise substantial doubt about the Company's ability to continue as a going concern. In December 2001, the Company applied to the Securities and Exchange Commission to have its common stock quoted on the Over-the-Counter Bulletin Board ("OTCBB") market under the symbol "CPFN". In February of 2003 the application was approved.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2. Significant Accounting Policies

Use of Estimates

Preparation of the Company's financial statements in accordance with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the consolidated financial statements and related notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

Revenue Recognition

Commission income, excluding income earned through retail brokerage operations, is recognized on a cash basis, which is the day payment is made to the company. Commission income earned through retail brokerage operations is recognized when earned.

Cash and Cash Equivalents

The Company considers any liquid investments with an original maturity of three months or less as a cash and cash equivalent.

Restricted Cash

The Company is required to keep a $35,000 deposit with a clearing broker. This restricted cash has been segregated on the balance sheet.

Property and Depreciation

Office equipment is carried at cost and depreciated using accelerated and straight-line methods over their estimated useful lives. Depreciation for the year ended December 31, 2002 of $7,614 is included in expense. Leasehold improvements are carried at cost and amortized using a straight-line method over the remaining term of the office lease. Amortization of leasehold improvements for the year ended December 31, 2002 of $ 1,063 is included in expense.

Capitalized Software

Costs associated with the development and maintenance of the website are accounted for in accordance with AICPA Statement of Position 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Costs associated with the design of the website were expensed as incurred. Costs associated with constructing the website are capitalized and expensed using a straight-line method over a two year period from the date incurred. Amortization for the year ended December 31, 2002 of $15,092 is included in expense. As of December 31, 2002 all costs associated with the construction of the website have been amortized.

Liabilities Subordinated To The Claims of General Creditors

At December 31, 2002 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

2. Significant Accounting Policies (Continued)

Earnings Per Share

The Company has adopted SFAS, No. 128, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if dilutive common stock had been converted to common stock, as prescribed by SFAS No. 128.

Stock Based Compensation

The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees." In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting For Stock-Based Compensation," the Company adopted the pro forma disclosure requirements of SFAS 123.

Income Taxes

The Company incurred an operating loss of $740,845 during the year ending December 31, 2002 and had no state or federal income tax obligation.

The Company had no significant deferred tax effects resulting from the temporary differences that give rise to deferred tax assets and deferred tax liabilities for the year ending December 31, 2002 other than net operating loss carryforwards. The Company has net operating loss carryforwards of approximately $4,740,000 at December 31, 2002, which will expire in years beginning in 2019. No tax benefit has been recorded related to the net operating loss, as a full valuation allowance has been recorded against the approximate net deferred tax asset of $1,660,000 related to these carryforwards.

3. Net Capital Requirements

As a registered broker-dealer, Corpfin.com, Inc. is subject to the requirements of Rule 15c3-1 ("the net capital rule") of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its object being to require a member firm to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" to exceed fifteen times its "net capital" as those terms are defined. The Company is required to maintain minimum net capital of 6 2/3% of aggregated indebtedness or $100,000, whichever is greater. On December 31, 2002, the Company's aggregated indebtedness was $11,011 and its net capital as defined was $122,724, which exceeded requirements by $22,724.

4. Furniture and Equipment

At December 31, 2002 furniture and equipment consisted of the following:

	Useful Life	
Furniture	5 Years	$ 1,829
Telephone Equipment	5 Years	19,990
Computer Equipment	3 Years	68,215
		90,034
Accumulated Depreciation		83,083
		$ 6,951

5. Commitments and Contingencies

The Company leases its office facilities under a lease that expires in 2003. The Company cannot cancel the leases without penalty. The Company also has one additional contractual obligation for an information processing service which can be terminated with 30 days written notice.

Rental expense for the year ended December 31, 2002 totaled $88,639, which included rental of office space of $85,221.

The Company maintains no inventory of securities on site. When securities are purchased or received for services provided, the Company will rely on a clearing agent or recognized financial institution to safekeep the securities and clear transactions.

In accordance with industry practice, customers and other dealers are not required to deliver cash or securities pursuant to securities transactions until settlement date. The Company is not exposed to risk of loss, other than the loss of commission income, should any counterpart to a securities transaction fail to fulfill his contractual obligation.

6. Shareholders' Equity

The outstanding capital stock of the Company consists of common stock and three classes of convertible preferred stock. Series A Preferred Shares have a par value of $.001 and are convertible into common shares. Twenty shares of Series A Preferred have been issued and are convertible into the equivalent of 4% of the common stock outstanding at the time of conversion. This conversion right is non-dilutive. Series B Preferred Shares have a par value of $.001 and are convertible into common shares at a conversion rate of 1 to 1. Series C Preferred Shares have a par value of $.001 and are convertible into common shares at a conversion rate of 1 to 1000. The Company has given effect to these antidilution rights but the stated shares have not been issued. Series A, B and C Preferred Shares are nonvoting.

6. Shareholders' Equity (Continued)

Series A Preferred Shares bear no dividend, while Series B and C Preferred Shares bear dividends at an annual rate of 1% of the subscription price when and if declared by the Board of Directors. All Preferred Shares have liquidation preferences relative to common shares. The holders of each series of preferred shares have the right to convert all, but not less than all, of the shares of each respective series of preferred shares into common stock at any time. All preferred shares automatically convert into common shares concurrent with the effectiveness of a registration statement prepared in connection with an underwritten public offering.

On June 1, 2001, the Company engaged eSAFETYWORLD to provide the Company with strategic planning and management consulting services as well as administrative support services. The Company has agreed to issue eSAFETYWORLD 700,000 shares of the Company's common stock in compensation for these services. During the year ended December 31, 2002, the remaining 140,000 shares were issued to and deposited in an escrow account in connection with services rendered by eSAFETYWORLD; compensation expense of $175,000 has been recorded in 2002 to reflect these issuances. For financial reporting purposes the shares issued were valued at $1.25 per share, the price at which shares were sold to independent investors during 2001.

On October 10, 2001, the Company adopted the Corpfin, Inc. 2001 Stock Option Plan (the 'Plan'), which expires in 2011 and enables the Company or the Board of Directors to grant incentive stock options and nonqualified stock options for up to an aggregate of 7,500,000 shares of the Company's common stock. Incentive stock options granted under the Plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of the shares at the date of grant (110% of fair market value for ten percent or more shareholders). Other options may be granted on terms determined by the board of directors or a committee of the board of directors.

The Company granted options to employees for 1,000,000 shares of common stock on October 10, 2001. These options are exercisable at $1.25, and have been adjusted for stock splits, and vest 33% on May 1, 2002 and on each of the two anniversary dates thereafter.

As of December 31, 2002 and 2001 1,000,000 stock options were outstanding with a weighted average exercise price of $1.25. At December 31, 2002, 330,000 stock options were exercisable. No options were granted, exercised, forfeited or expired during the year.

On February 7, 2002, the Company's board of directors authorized a 1-for-2.5 reverse stock split of the Company's $.001 par value common stock. All references in the accompanying financial statements and notes, to the number of common shares and per-share amounts, have been restated to give effect to the reverse stock split.

7. Related Party Transactions

During the year ended December 31, 2002 the Company earned $121,852 from retail brokerage activities. Of this amount, $120,079 was earned from related parties, principally members of management, their families, and organizations in which the management and/or their families had an equity interest.

8. Financial Instruments

The carrying amounts reported in the balance sheet for cash, restricted cash, advances to employees, receivables and accounts payable approximate fair value based on the short-term maturity of these instruments.

9. Advances to Employees

Advances to employees consist primarily of advance commissions paid to an employee. Starting in the fourth quarter of 2001 the Company began advancing a salesman $5,000 per month to be offset against future commissions.

SUPPLEMENTARY INFORMATION

Corpfin.com, Inc
Computation of Net Capital Under Rule 15c3-1
of The Securities and Exchange Commission
December 31, 2002

Computation of Net Capital		
Total Shareholders' equity from Balance Sheet	$	248,657
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net		6,951
Other assets		118,982
		125,933
Net capital before haircuts on securities positions		122,724
Haircuts on securities:		
Total haircuts		-
Net capital		122,724
Required minimum net capital		100,000
Excess net capital		$ 22,724
Computation of Aggregate Indebtedness		
Accounts payable	$	11,011
Total aggregate indebtedness	$	11,011
Ratio of aggregate indebtedness to net capital		.09 to 1

Reconciliation:

Net capital, per unaudited December 31, 2002 FOCUS report, as filed	$	122,724
Net audit adjustments		-
Net capital, per December 31, 2002 audited report, as filed	$	122,724

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2002

Corpfin.com, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Fiserv Securities, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Corpfin.com, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Corpfin.com, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co. LLP

New York, New York
February 19, 2003